EXHIBIT 99.4
Relevant Portions of Governmental Decree
203 implementing the Hungarian Mining Act
Implementation Decree
Section 6
(1)	The application for the exploration license on an unrestricted area shall be submitted to the District Office of jurisdiction. The application shall contain/specify
a)	the name and address (seat) of the applicant;

b)	the administrative purview of the exploration area and its boundaries given by EOV (Standardized National Projection Grid) coordinates; in case of a solid mineral resource, also the properties by topographical number that will be affected by the intended exploration area;

c)	the targeted mineral resource(s) and the requested exploration period;

d)	the proposed exploration methods.
(2)	The application shall have attached the topographical map (site map) of the exploration area, drawn in the Standardized National Cartographic System.
(3)	Exploration license applications shall be decided by the District Office in a resolution, with notice to the applicant.
(4)	The application shall be rejected with regard to that portion of the requested area on which the award of the license would infringe upon another entity’s existing mining rights. No exploration license shall be issued to the mining entrepreneur who has defaulted on reporting or paying a mining royalty [as per MA § 20 (2)] after any production site in its control, or has an outstanding balance on a mining fine [MA § 41 (1)-(2)] or on the supervision fee [MA § 43 (9)] .
(5)	The resolution awarding the mining rights shall set out
a)	the exploration area by corner point coordinates and the mineral resource for which the license is issued;

b)	the tentative validity of the license;

c)	the authorized exploration methods;
(6)	The period licensed for exploration shall be spelled out in the resolution approving the technical operation plan, and shall be counted from the date the resolution approving the technical operation plan becomes final and enforceable.
(7)	Exploration shall be licensed for a period of up to four years, which period may be extended on two occasions, each time by up to half of the original license duration.
(8)	No extension of the exploration license, by means of amending the technical operation plan of exploration, shall be allowed unless the mining entrepreneur can demonstrate that it has started the exploration,
a)	but is unable to complete the exploration due to reasons beyond its control, or

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b)	it undertakes to reasonably expand its originally undertaken exploration tasks.
The licensing of exploration aimed at understanding geological structures shall be governed by paragraphs (1)-(3) as applicable.
Section 8
(1)	The mining entrepreneur shall account for the results of exploration in a closing report signed by a geological expert licensed under separate provisions (hereinafter: “geological expert”). Two copies of the closing report shall be sent to the District Office, within a six months deadline from the completing exploration, or at the latest from the expiry of the term granted for exploration.

(2)	The closing report shall specify/describe
a)	the name of the beneficiary of the exploration right, the numbers of the resolutions awarding the exploration right and approving the technical operation plan for exploration and, in case of purchased data, a statement certifying the right of the submitter of the closing report to use such data;

b)	the purpose of the exploration and the contractors;

c)	the geological structure of the exploration area;

d)	the exploration completed, on the surface or underground, together with the methods applied and the results obtained;

e)	the reservoir, tectonic and hydrogeological conditions of the site and its surroundings;

f)	the quality and quantity parameters of the mineral resource(s) encountered and the reliability of these data;

g)	the quality and quantity parameters of the mineral resource produced during exploration;

h)	a summary of mine geological data.
(3)	The closing report shall have the following enclosures attached:
a)	basic exploration data (geological and technical data of installations, geophysical test documentation, and hydrogeological test data);

b)	basic quality and quantity data used in appraising the mineral assets;

c)	the topographic map of the exploration area indicating the installations; the geological, tectonic and hydrogeological map of the area, and all maps and sections used in appraising the quality and quantity of the assets;

d)	an overview of compliance with stipulations of the approved exploration license [MA § 6/C (4)], the concession contract [MA § 10 (2), c) and g)], and under § 7 (3) herein.
(4)	The District Office shall accept the closing report if the countersigning geological expert is listed in the professional register, and the report satisfies the requirements under paragraph (2) and includes the enclosures prescribed in paragraph (3).
(5)	The closing report of exploration is approved by resolution at the discretion of the District Office. The resolution shall identify:
a)	the exploration area;

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b)	the mineral resources encountered during exploration;

c)	the mineral resources and their asset calculations that fall under the obligation, as part of drafting the resource asset balance subsequent to approval, to reporting to the National Register of Mineral Resources.
(6)	The professional content of asset estimates using surface exploration results based on archived data, new geological theory, or a residential report of occurrence as per MA § 26/A (2) clause b) shall satisfy the professional and enclosure requirements under paragraphs (2)-(3). The asset estimate report shall be countersigned by a registered geological expert.
Section 12
(1)	The District Office shall decide mining plot applications by resolution, accommodating the declarations of specialized authorities. In making the decision, the District Office shall also examine on the merits any comments and observations by owners/operators/users of properties to be covered by the mining plot, in connection with the rights of disposal, use, and utilization of the properties in case of both underground and surface mine operations, and in connection with the timetable of occupying the properties in case of surface development.
(2)	In the resolution approving the mining plot, the District Office shall provide for technical measures and conditions to help prevent or minimize mining hazards, in case of solid resources also approving the reclamation target and, for surface development mining plots, stipulate such requirements as may be determined from the preliminary recultivation plan.
(3)	The resolution deciding the mining plot application shall be sent to the applicant, the participating specialized authorities and, in case of solid resources, the owners/operators/users of the properties covered by the mining plot. Once final and enforceable, the resolution and the map of the established mining plot shall be supplied with the District Office’s rider and then sent to the applicant, in case of solid resources to the land office of jurisdiction, for registration of the rights in the property register.
(4)	If the modification of a mining plot should have an impact on environmental or other surface interests or the use of surface or underground water supplies, the authority shall observe the same rules as for designating original mining plots.
(5)	The beneficiary of the mining plot shall notify the District Office in 30 days of any change in its registered data.
(6)	The mining plot shall not be cancelled [MA § 26/B (5)] until all environmental damage has been remedied and no soil shifting posing surface risks can be expected.
(7)	No mining plot shall be awarded to the mining entrepreneur who has defaulted on reporting or paying a mining royalty [as per MA § 20 (2)] after any production site in its control, or has an outstanding balance on a mining fine [MA § 41 (1)-(2)] or on the

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     supervision fee [MA § 43 (9)].